VF
9-8-04

[redacted]

04013410

RECD S.E.C.
AUG 3 0 2004
503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 9-7-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio, Texas 78229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan McGee (210) 308-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 200, Dallas, Texas 75201-2867
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine A. Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Catherine A. Rademacher
Signature

Chief Financial Officer
Title

STACY G. HENK
MY COMMISION EXPIRES
September 28, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Schedules

Year Ended June 30, 2004

with Report and Supplemental Report of Independent Auditors

BDO

BDO Seidman, LLP

Accountants and Consultants

Financial Statements and Supplemental Schedules

U.S. Global Brokerage, Inc.

Year Ended June 30, 2004
with Report and Supplemental Report of Independent Auditors

U.S. Global Brokerage, Inc.

Financial Statements and Supplemental Schedules

Year Ended June 30, 2004

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Auditors

Board of Directors
U.S. Global Brokerage, Inc.

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the Company) as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

August 16, 2004

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30, 2004

Assets		
Cash and cash equivalents	$	601,246
Net commissions and other receivables from affiliates		195,988
Prepaid expenses and other assets		77,344
Total assets	$	874,578
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	168,216
Accounts payable to affiliates		123,358
Total liabilities		291,574
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		5,550,729
Accumulated deficit		(4,968,725)
Total stockholder's equity		583,004
Total liabilities and stockholder's equity	$	874,578

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Operations

Year Ended June 30, 2004

Revenues:	
Distribution fees	$ 16,000
Investment income	2,334
Realized gain (loss) on investments	(102)
	18,232
Expenses:	
General and administrative	2,115,103
	2,115,103
Loss before income taxes	(2,096,871)
Provision for income taxes	-
Net loss	$ (2,096,871)

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at June 30, 2003	$ 1,000	$3,174,654	$(2,871,854)	$ 303,800
Net loss	-	-	(2,096,871)	(2,096,871)
Contributions of additional paid-in capital	-	2,376,075	-	2,376,075
Balance at June 30, 2004	$ 1,000	$5,550,729	$(4,968,725)	$ 583,004

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Cash Flows

Year Ended June 30, 2004

Operating Activities	
Net loss	$(2,096,871)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash capital contributions	661,075
Changes in operating assets and liabilities:	
Net recognized loss on trading securities	102
Net commissions and other receivables from affiliates	(120,271)
Prepaid expenses and other assets	19,164
Accounts payable and accrued liabilities	106,660
Accounts payable to affiliates	88,411
Net cash provided by operating activities	(1,341,730)
Investing activities	
Purchase of trading securities	(113,116)
Proceeds on sale of trading securities	113,014
Net cash used in investing activities	(102)
Financing Activities	
Capital contributions	1,715,000
Net cash provided by financing activities	1,715,000
Increase in cash	373,168
Cash and cash equivalents, beginning of year	228,078
Cash and cash equivalents, end of year	$ 601,246
Supplemental cash disclosure:	
Non-cash contributions made for expenses paid by U.S. Global Investors, Inc.	$ 661,075

See accompanying notes.

U.S. Global Brokerage, Inc.

Notes to Financial Statements

June 30, 2004

1. Organization

U.S. Global Brokerage, Inc. (USGB or the Company), a wholly owned subsidiary of U.S. Global Investors, Inc. (USGI), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934. USGB is organized for the purpose of providing distribution services for U.S. Global Investors Funds (USGIF) and U.S. Global Accolade Funds (USGAF) mutual fund shares. USGB receives certain distribution fees for rendering these services to USGAF. Additionally, USGB is responsible for the promotional and marketing expenses of USGIF and USGAF. USGB is reimbursed by USGAF for its proportionate share of these expenses.

USGB is completely dependent on USGI to provide the necessary capital and liquidity to pay the promotional and marketing expenses. USGI also pays certain operating expenses of USGB. USGB does not reimburse USGI for such operating expenses, and as such actual results could differ from those reported in the absence of this arrangement. USGI has agreed to provide sufficient capital for the Company to operate through June 30, 2005.

2. Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $601,246 in USGIF money market mutual funds on June 30, 2004.

Net Commissions and Other Receivables From Affiliates. The Company is reimbursed for certain distribution expenses incurred on behalf of USGAF in accordance with Rule 12b-1of the Investment Company Act of 1940. The gross receivable balance at June 30, 2004 was $195,988. The Company evaluates the collectibility of these receivables, which in some instances is based upon future growth of mutual fund assets. Based on this evaluation, the Company has not placed an allowance against the gross receivable balance as of June 30, 2004.

Security Investments. The Company accounts for its investments in securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115).

In accordance with SFAS 115, the Company classifies its investments in equity and debt securities based on intent. Management determines the appropriate classification of

securities at the time of purchase and reevaluates such designation as of each reporting period date. Securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Unrealized gains and losses on these securities are included in earnings. Investments classified neither as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on these available-for-sale securities are excluded from earnings, are reported, net of tax, as a separate component of shareholders' equity, and are recorded in earnings on the date of sale. For available-for-sale securities with declines in value that are deemed other than temporary, the cost basis of the securities is reduced accordingly, and the resulting loss is realized in earnings.

Securities traded on a securities exchange are valued at the last sale price. Securities for which over-the-counter market quotations are available, but there was no trade on the balance sheet date, are valued at the mean price between the last price bid and last price asked. Securities for which quotations are not readily available are valued at fair value, as determined by the Company's management.

The Company records security transactions on trade date. Realized gains (losses) from security transactions are calculated on the first-in/first-out cost basis, unless otherwise identifiable, and are recorded in earnings on the date of sale.

Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues. The Company records revenues during the period for which services were rendered.

Advertising Costs. The Company expenses advertising and sales promotion costs as they are incurred. Net advertising and sales promotion expenditures were approximately $1,706,000 for the fiscal year ended June 30, 2004 and are included in general and administrative expenses on the Statement of Operations. Net advertising and sales promotion expenditures include approximately $35,000 of mailing services expenses that were paid to A&B Mailers, a wholly owned subsidiary of USGI.

3. Income Taxes.

USGB's federal income tax provision is determined as if it filed a separate return using a 34% federal tax rate, which is the same rate used by USGI. The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and

are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

USGB's operating results are included in the consolidated federal income tax return filed by USGI using a fiscal year end of June 30, 2004. USGI does not reimburse USGB for tax losses passed from USGB to USGI. As of fiscal year end 2004, there were no tax assets or liabilities recorded by USGB due to all prior net operating losses (NOLs) being utilized by USGI, on a consolidated tax basis, during the year. Therefore, no deferred tax asset or valuation allowance was recorded by USGB for the fiscal year ended June 30, 2004.

4. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004, USGB had net capital of $252,647, which was $227,647 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 1.15 to 1.

5. Additional Paid-In Capital

USGB's parent, USGI, made capital contributions of $2,376,075 to USGB for the year ended June 30, 2004. Included in this amount are $661,075 of expenses paid by USGI on USGB's behalf. The remaining $1,715,000 are cash contributions.

Supplemental Schedules

U.S. Global Brokerage, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3 -1 of the Securities and Exchange Commission

June 30, 2004

Computation of Net Capital

Total stockholder's equity		$ 583,004
Deductions:		
Net commissions and other receivables from affiliates	195,988	
Prepaid expenses and other assets	77,344	
Haircut on money market funds	12,025	
Other deductions and/or charges	45,000	
		330,357
Net capital		$ 252,647

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 25,000
Excess of net capital	$ 227,647
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 223,489

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$ 168,216
Accounts payable to affiliates	123,358
Total aggregate indebtedness	$ 291,574
Ratio of aggregate indebtedness to net capital	1.15 : 1

Reconciliation with Company's Computation

No material differences exist between the net capital reported in the Company's Part II (unaudited) FOCUS Report for the quarter ended June 30, 2004, and the Company's audited financial statements for the year ended June 30, 2004.

U.S. Global Brokerage, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(1)(i) of that rule.

Supplemental Report

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S. Global Brokerage, Inc.

In planning and performing our audit of the financial statements of U.S. Global Brokerage, Inc. (the Company) for the year ended June 30, 2004, we considered the Company's internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit

BDO

BDO Seidman, LLP
Accountants and Consultants

Board of Directors
U.S. Global Brokerage, Inc.

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Securities and Exchange Commission's criteria.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

August 16, 2004